TIGRESS FINANCIAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

ASSETS

Cash	$	59,394
Deposit with clearing organization		350,000
Due from clearing broker		46,861
Property and equipment, net of accumulated depreciation of $34,651 (Notes 2 and 5)		12,949
Advance to employees and brokers		200,072
Receivable from brokers		48,579
Other assets (Note 9)		61,375
TOTAL ASSETS	$	779,230

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	133,649
TOTAL LIABILITIES		133,649
CONTIGENCIES (Note 10)		
MEMBER'S EQUITY		645,581
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	779,230

The accompanying notes are an integral part of these financial statements.